UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of   January 2026

File No.   000-55193

Silver North Resources Ltd.

(Name of Registrant)

410 – 325 Howe Street Vancouver, British Columbia, Canada V6C 1Z7

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F       FORM 20-F    ☒     FORM 40-F   ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Silver North Resources Ltd.

(Registrant)

Dated: February 27, 2026	By: /s/ “Winnie Wong” Winnie Wong, Chief Financial Officer

Exhibits:

99.1News Release dated January 12, 2026

99.2News Release dated January 15, 2026

99.3News Release dated January 16, 2026

99.4News Release dated January 16, 2026 (2)